                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
                               (Amendment No. 4)
        TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      VMS NATIONAL PROPERTIES JOINT VENTURE
--------------------------------------------------------------------------------
                        (Name of Subject Company (Issuer)

                        AIMCO Properties, L.P. -- Offeror
--------------------------------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
--------------------------------------------------------------------------------
                           (Title of Class Securities)

                                      None
--------------------------------------------------------------------------------
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment and Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101
--------------------------------------------------------------------------------
            Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                                 Joseph A. Coco
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                       and

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                          Los Angeles, California 90071
                                 (213) 687-5000

                            Calculation of Filing Fee


----------------------                          --------------------
Transaction valuation*                          Amount of filing fee
----------------------                          --------------------

$1,201,870.00                                     $110.57
-------------                                     -------

* For purposes of calculating the fee only. This amount is equal to the maximum aggregate offering price of the partnership common units of AIMCO Properties, L.P. being registered in connection with exchange offers for limited partnership interests in VMS National Residential Portfolio I and VMS National Residential Portfolio II (participants in VMS National Properties Joint Venture). The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals $92.00 per $1,000,000 of the maximum aggregate offering price.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $110.57           Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Form S-4 (Portfolio I)    Date Filed:  June 17, 2002
                          Form S-4 (Portfolio II)                June 17, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]



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
                         AMENDMENT NO. 4 TO SCHEDULE TO


                  This Amendment No. 4 amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on June 17, 2002, Amendment No. 1 thereto, filed on August 22, 2002, Amendment No. 2 thereto, filed on October 22, 2002, and Amendment No. 3 thereto, filed on October 24, 2002, relating to the offers by AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), to purchase units of limited partnership interest of VMS National Residential Portfolio I ("Portfolio I"), an Illinois limited partnership, and VMS National Residential Portfolio II ("Portfolio II"), an Illinois limited partnership (both participants in VMS National Properties Joint Venture) (collectively, the "Partnerships"), in exchange for partnership common units of AIMCO OP, cash or any combination thereof. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

                  Concurrently with the filing of this Schedule TO, Apartment Investment and Management Company and AIMCO OP are filing a prospectus supplement to the prospectus relating to the offer to purchase units of limited partnership interest in Portfolio I (the "Portfolio I Supplement"), and to the prospectus relating to the offer to purchase units of limited partnership interest in Portfolio II (the "Portfolio II Supplement"), copies of which are attached as Exhibits (a)(13) and (a)(14) hereto, respectively, and are incorporated herein by reference. Each of the Portfolio I Supplement and Portfolio II Supplement were filed pursuant to Rule 424(b) of the Commission.

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


ITEM 12.  EXHIBITS.

(a)(13) Prospectus Supplement to Prospectus relating to the offer to purchase units of Portfolio I (the Portfolio I Supplement is incorporated herein by reference)


(a)(14) Prospectus Supplement to Prospectus relating to the offer to purchase units of Portfolio II (the Portfolio II Supplement is incorporated herein by reference)




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


                                    SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.


Date:  November 4, 2002
                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                   Its General Partner



                                               By: /s/ Patrick J. Foye
                                                  ------------------------------
                                                  Patrick J. Foye
                                                  Executive Vice President



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
                               INDEX TO EXHIBITS

EXHIBIT
  NO.             DESCRIPTION
-------           -----------
(a)(13)           Prospectus Supplement to Prospectus relating to the offer to purchase units of Portfolio I (the Portfolio I Supplement is incorporated herein by reference)


(a)(14) Prospectus Supplement to Prospectus relating to the offer to purchase units of Portfolio II (the Portfolio II Supplement is incorporated herein by reference)
